Exhibit 99.2

CRH MEDICAL CORPORATION
MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2016
The following discussion and analysis should be read in conjunction with CRH Medical Corporation's (the "Company" or "CRH") unaudited condensed consolidated interim financial statements for the three months ended March 31, 2016 and 2015 and the annual consolidated financial statements and the corresponding notes thereto for the year ended December 31, 2015. The unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").
Unless otherwise specified, all financial data is presented in United States dollars. This management discussion and analysis is as of April 27, 2016.
Additional information related to the Company, including the Company's Annual Information Form is available on SEDAR at www.sedar.com.
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
Information included or incorporated by reference in this report may contain forward-looking statements.  This information may involve known and unknown risks, uncertainties, and other factors which may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements.  Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words "may," "will," "should," "expect," "anticipate," "estimate," "believe," "plan," "intend" or "project" or the negative of these words or other variations on these words or comparable terminology. Readers are cautioned regarding statements discussing profitability; growth strategies; anticipated trends in our industry; our future financing plans; and our anticipated needs for working capital. Forward looking statements in this report include statements regarding additional acquisitions, increasing revenue and operating EBITDA, continued growth of our business and leveraging our capabilities. Actual events or results may differ materially from those discussed in forward-looking statements.  There can be no assurance that the forward-looking statements currently contained in this report will in fact occur. The Company bases its forward-looking statements on information currently available to it, and assumes no obligation to update them. The Company disclaims any intent or obligations to update or revise publicly any forward-looking statements whether as a result of new information, estimates or options, future events or results or otherwise, unless required to do so by law.
Forward-looking information reflects current expectations of management regarding future events and operating performance as of the date of this document. Such information involves significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in forward-looking information, including, without limitation: our need for additional financing and our estimates regarding our capital requirements, future revenues and profitability; unfavourable economic conditions could have an adverse effect on our business; risks related to the Company's Credit Facilities; risks related to increased leverage resulting from incurring more debt; the policies of health insurance carriers may affect the amount of revenue the Company receives; our ability to successfully market and sell our products and services; we may be subject to competition and technological risk which may impact the price and amount of product we can sell and nature of services we can provide; changes that are unfavorable in the states where our operations are concentrated; our ability to and the cost of compliance with extensive existing regulation and any changes or amendments thereto; changes within the medical industry and third-party reimbursement policies and our estimates of associated timing and costs with the same; risks related to the Affordable Care Act (the "ACA") and the corresponding effect on our business; changes in key United States federal or state laws, rules, and regulations; our ability to establish, maintain and defend intellectual property rights; risks related to United States antitrust regulations; risks related to record keeping and confidentiality by our affiliated physicians; our ability to recruit and retain qualified physicians to provide our services; risks related to our affiliated physicians leaving our affiliated ASCs; our ability to enforce non-competition and other restrictive covenants in our agreements; ASCs or other customers may terminate or not renew their agreements; risks related to corporate practice of medicine and our ability to renew and maintain agreements with anesthesiologists and other contractors; our ability and forecasts of expansion and the Company's management of anticipated growth; risks related to our dependence on complex information systems; our senior management has been key to our growth and we may be adversely affected if we are unable to retain, conflicts of interest develop or we lose any key member of our senior management; risks associated with manufacture of our products and our economic dependence on suppliers; changes in the industry and the economy may affect the Company's business; risks related to the competitive nature of the medical industry; evolving regulation of corporate governance and public disclosure may result in additional corporate expenses; adverse events relating to our product or services could result in risks relating to product liability, medical malpractice, other legal claims, insurance, product recalls and other liabilities; various risks associated with legal, regulatory or investigative proceedings; risks associated with governmental investigations into marketing and other business practices; health and safety risks are intrinsic within our industry; our ability to successfully identify and complete future transactions and integrate our acquisitions; anti-takeover provisions create risks related to lost opportunities; we may not continue to attract GIs and other licensed providers to purchase and use the CRH O'Regan System or to provide our services; risks associated with the trading of our common shares on a public marketplace; risks related to adverse movements in foreign currency exchange rates; risks related to maintaining our foreign private issuer status; risks related to writing-off intangible assets; risks related to the reduction in the reimbursement of anesthesia procedure codes; changes in our effective income tax rates; risks related to our ability to manage third-party service providers; risks related to the failure of our employees and third-party contractors appropriately recording or documenting services that they provide; and risks related to criminal or civil sanctions in connection with failure to comply with privacy regulations regarding the use and disclosure of patient information.

OVERVIEW
CRH Medical Corporation is a North American company focused on providing physicians with innovative services and products for the treatment of gastrointestinal diseases. In 2014, CRH acquired a full service gastroenterology anesthesia company, Gastroenterology Anesthesia Associates, LLC ("GAA"), which provides anesthesia services for patients undergoing endoscopic procedures and has complemented this acquisition with five additional acquisitions of anesthesia companies completed during the first, third and fourth quarters of 2015. Anesthesia assisted endoscopies make these procedures more comfortable for patients and allow gastroenterologists to perform more procedures. CRH plans to leverage the capabilities it acquired through GAA to consolidate the highly fragmented gastroenterology anesthesia provider business. The Company's goal is to establish CRH as the premier provider of innovative products and essential services to gastroenterologists throughout the United States.  The Company's product distribution strategy focuses on physician education, patient outcomes, and patient awareness. The Company's first product, the CRH O'Regan System, is a single use, disposable, hemorrhoid banding technology that is safe and highly effective in treating hemorrhoid grades I – IV.  CRH distributes the CRH O'Regan System, treatment protocols, operational and marketing expertise as a complete, turnkey package directly to physicians, allowing CRH to create meaningful relationships with the physicians it serves.

The Company has financed its cash requirements primarily from revenues generated from the sale of its product directly to physicians, anesthesia revenue, equity financings, debt financings and a revolving credit facility.  The Company's ability to maintain the carrying value of its assets is dependent on successfully marketing its products and services and maintaining future profitable operations, the outcome of which cannot be predicted at this time.  The Company has also stated its intention to acquire or develop additional anesthesia businesses. It may be necessary for the Company to raise additional funds for the continuing development of its business plan, including additional acquisitions.
For further information about CRH Medical Corporation, including the Company's Annual Information Form, please visit the Company website at www.crhmedcorp.com or www.sedar.com, or email us at info@crhmedcorp.com.
RECENT EVENTS
The contribution from anesthesia acquisitions completed in the prior year continues to have a positive impact on the Company.  This is a reflection of anesthesia acquisitions completed in the first, third and fourth quarters of 2015 and is seen in both case volume increases and in revenues.  Total anesthesia revenue for the first quarter of 2016 was $11,436,741, an increase of $3,979,610 from the first quarter of 2015.  The contribution from anesthesia acquisitions completed in the prior year has had a positive impact, increasing total operating EBITDA attributable to shareholders to $6,762,211 for the quarter.
Product revenue remains strong, increasing by 11% in contrast with the first quarter of 2015.  This is a reflection of the continuing successful execution of the Company's direct to physician program.
Though the continuing fluctuations in the value of the Canadian dollar does not have a significant impact on the operations of the Company, it has an impact on the Company's Canadian dollar denominated debt.  On January 21, 2016, the Company entered into a cross currency swap to mitigate future foreign exchange exposure and has locked in the Canadian dollar to U.S. dollar foreign exchange rate on its Canadian dollar denominated Crown Note at 1.448.  The cross currency swap matures on January 31, 2018.

NON-IFRS FINANCIAL MEASURES
In addition to results reported in accordance with IFRS, the Company uses certain non-IFRS financial measures as supplemental indicators of its financial and operating performance. These non-IFRS financial measures include Operating EBITDA and Operating expenses – adjusted. The Company believes these supplementary financial measures reflect the Company's ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in its business.
The Company defines Operating EBITDA as operating earnings before interest, taxes, depreciation and related expenses, amortization, stock based compensation, acquisition related expenses and asset impairment charges. Operating EBITDA is presented on a basis consistent with the Company's internal management reports. The Company discloses Operating EBITDA to capture the profitability of its business before the impact of items not considered in management's evaluation of operating unit performance.

The Company defines Operating expenses – adjusted as operating expenses before expenses related to acquisitions, stock based compensation, depreciation and related expenses, amortization and asset impairment charges.  Operating expenses – adjusted is presented on a basis consistent with the Company's internal management reports.  The Company discloses Operating expenses – adjusted to capture the non-operational expenses of the business before the impact of items not considered by management to impact operating decisions.  The Company also discloses Operating expenses – adjusted by segment.

Operating EBITDA and Operating expenses – adjusted do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. The Company cautions readers to consider these non-IFRS financial measures in addition to, and not as an alternative for, measures calculated in accordance with IFRS.

SELECTED QUARTERLY INFORMATION
	Q1 2016	Q1 2015

Anesthesia services revenue	$11,436,741	$7,457,131
Product sales revenue	2,400,110	2,162,519
Total revenue	13,836,851	9,619,650

Operating expenses – adjusted[1]
Anesthesia services	5,322,845	2,984,159
Product sales	998,234	904,185
Corporate	753,551	638,305
Total operating expenses – adjusted[1]	7,074,630	4,526,649

Operating EBITDA[2] – non-controlling interest[3]	848,443	-
Operating EBITDA[2] - shareholders of the Company	5,913,778	5,093,001
Operating EBITDA[2] - total	6,762,221	5,093,001

Operating income	3,946,049	3,319,658
Net and comprehensive income	$3,030,485	$1,924,046
Attributable to:
Shareholders of the Company	2,955,548	1,924,046
Non-controlling interest[3]	74,937	-

Operating EBITDA[2] per share attributable to shareholders:
Basic	$0.083	$0.083
Diluted	$0.080	$0.079

Earnings per share attributable to shareholders:
Basic	$0.041	$0.031
Diluted	$0.040	$0.030

Total assets	$106,656,345	$89,352,156
Total non-current liabilities	$39,956,639	$42,599,617
Total liabilities	$46,850,520	$47,443,614

1
Operating expenses - adjusted:  This is a non-IFRS measure defined as operating expenses before acquisition related expenses, stock based compensation, depreciation and related expenses, amortization and asset impairment charges.  Refer to the end of this document for the reconciliation of reported financial results to non-IFRS measures.

2
Operating EBITDA:  This is a non-IFRS measure defined as operating income before interest, taxes, depreciation and related expenses, amortization, stock based compensation, acquisition related expenses and asset impairment charges.  Refer to the end of this document for the reconciliation of reported financial results to non-IFRS measures.

3	Non-controlling interest reflects the ownership interest of persons holding non-controlling interests in non-wholly owned subsidiaries of the Company.

RESULTS OF OPERATIONS
Revenue
Revenues for the three months ended March 31, 2016 were $13,836,851 compared to $9,619,650 for the three months ended March 31, 2015. The increase in revenues is mainly attributable to the Company's newly acquired anesthesia service providers in the first, third and fourth quarters of 2015.
Revenues from anesthesia services for the quarter ended March 31, 2016 were $11,436,741 compared to $7,457,131 for the three months ended March 31, 2015. The Company's first anesthesia acquisition was in the fourth quarter of 2014, with additional acquisitions in the first, third and fourth quarters of 2015.  As a result, the first quarter of 2016 is not directly comparable to the first quarter of 2015 due to the acquisitions completed in the second half of 2015 and a full complement of revenues from acquisitions completed in the first quarter of 2015.
For the quarter ended March 31, 2016 there were no changes in reimbursement rates for any of the payors related to our anesthesia business.  There was, however, a change in payor mix based on the renewal process that individuals and companies go through each year in selecting their plans and providers.  It is normal that there can be payor mix changes, especially due to the nature of the renewal process, and such changes can have either a positive or a negative impact.  In the quarter ended March 31, 2016, the change in payor mix within our GAA business caused a decrease in average revenue per case of 12%, which was partially offset by an increase in patient cases of 5% within that same business.  The net impact of these changes is a 7% decrease in GAA revenue for the three months ended March 31, 2016 compared to the same period in 2015.  The Company's continued expansion of its anesthesia business will mitigate the effect these kinds of changes in payor mix can have on our financial results. The decrease in GAA revenue is offset by an increase in net realized revenue per case for all other acquisitions as compared to previous estimates. This net increase in realized revenue per case resulted in an upward adjustment of approximately $600,000 to anesthesia services revenue for the quarter ended March 31, 2016.
During the quarter, the anesthesia services segment serviced 24,440 patient cases.
The table below summarizes our approximate payor mix as a percentage of service volume for the first quarters of 2016 and 2015.
	Three months ended
Payor	March 31, 2016	March 31, 2015
Medicare	33.1%	26.6%
Medicaid	3.8%	4.8%
Commercial and other	63.1%	68.6%
Total	100.0%	100.0%

In the future, the Company expects anesthesia services revenue to continue to increase primarily through acquisitions and to increase via organic growth.
Revenues from product sales for the quarter ended March 31, 2016 were $2,400,110 compared to $2,162,519 for the quarter ended March 31, 2015. The 11% increase in product sales is the result of the continuing successful execution of the Company's direct to physician program that provides physicians the ability to purchase our hemorrhoid banding technology, treatment protocols, marketing and operational experience. As of March 31, 2016 the Company has trained 2,240 physicians to use the O'Regan System, representing 842 clinical practices. This compares to 1,983 physicians trained, representing 730 clinical practices, as of March 31, 2015.

In the future, the Company expects revenue from product sales to continue to increase as we expand our physician network and increase physician use of our technology.
Total operating expenses - adjusted
For the quarter ended March 31, 2016, total adjusted operating expenses were $7,074,630 compared to $4,526,649 for the first quarter of 2015.  The $2,547,981 increase is primarily related to adjusted operating expenses from the anesthesia acquisitions completed in the first, third and four quarters of 2015.
Anesthesia services adjusted operating expenses for the quarter ended March 31, 2016 were $5,322,845, compared to $2,984,159 in the first quarter of 2015.  Anesthesia services expenses primarily include labor related cost for the medical director and certified registered nurse anesthetists, medical drugs and supplies, and billing and management related expenses.  The Company's first anesthesia acquisition was in the fourth quarter of 2014, with further acquisitions completed in the first, third and fourth quarters of 2015.  As a result, the first quarter of 2016 is not directly comparable to 2015.
Product sales adjusted operating expenses for the quarter were $998,234 compared to $904,185 for the comparable quarter in 2015. The increase in expenses compared to the first quarter of 2015 is a reflection of increased product cost and support resulting from increased sales.  Product sales increased by 11% in the period, compared to an increase in expenses of 10%.  Product sales expenses primarily include employee wages, product cost and support, marketing programs, office expenses, professional fees, and insurance. In the future, the Company expects adjusted operating expenses to increase as the Company continues to invest in activities designed to increase demand for training and use of the CRH O'Regan System.
Corporate adjusted operating expenses for the quarter ended March 31, 2016 were $753,551 compared to $638,305 for the first quarter of 2015.  This reflects a growth in expenses in 2016 of $115,246. The growth in corporate expenses is primarily the result of an increase in employee related costs and, in general, is reflective of the additional activities incurred in support of the Company's expanded service offering.
Operating EBITDA
Operating EBITDA attributable to shareholders of the Company for the quarter ended March 31, 2016 was $5,913,778, an increase of $820,777 from 2015.  The increase in Operating EBITDA is primarily a reflection of the Company's newly acquired anesthesia service providers and a net increase in product and corporate operating expenses.
Operating EBITDA attributable to non-controlling interest was $848,443 for the quarter ended March 31, 2016.  This comprises the non-controlling interests' share of revenues of $1,474,389 and adjusted operating expenses of $625,946.
Total operating EBITDA was $6,762,221 for the quarter ended March 31, 2016, an increase of $1,669,220 from the prior year.
Operating Income
Operating income for the quarter ended March 31, 2016 was $3,946,049 compared to $3,319,658 for the quarter ended March 31, 2015, an increase of $626,391.  Contributing to the improved operating income is the increase in total Operating EBITDA of $1,669,220, less incremental costs related to the amortization of acquired professional service agreements relating to acquisitions completed in 2015 of $1,072,819 and a decrease in stock based compensation expense of $78,958.

Anesthesia operating income for the quarter was $3,558,109, an increase of $490,061 from the first quarter of 2015.   This is primarily reflective of the additional operating income generated by the acquisitions completed in 2015.
Product operating income for the quarter was $1,317,372, an increase of $195,189 from the first quarter of 2015.  The increase is a result of the increased revenue in the quarter of $237,519, offset by increases in product expenses.
Net finance (income) / expense
As a result of the Company's debt facilities, the Company has recorded net finance income of $289,315 during the quarter, compared to net finance expense of $1,665,190 in the first quarter of 2015.  Net finance expense is comprised of both interest and other debt related expenses, as well as foreign exchange gains and losses on the Crown debt which is denominated in Canadian dollars and the related cross currency swap the Company entered into on the Crown debt on January 21, 2016.   The cross currency swap locks in the repayment of the Crown debt principal and interest at a Canadian dollar to U.S. dollar rate of 1.448.
In the quarter ended March 31, 2016, the Company recorded an exchange gain of $1,517,844 in relation to the Crown note and the cross currency swap, comparable to the exchange gain of $1,402,078 recorded in the first quarter of 2015.  Excluding the impact of the exchange gain in the quarter, the finance expense for the quarter was $1,228,529, compared to $3,067,268. Finance expense, excluding fair value adjustments and exchange gains, was $1,049,425, compared to $2,413,019 for the first quarter of 2015.  The fair value adjustment recorded in the quarter ($179,104) resulted from changes in estimates underlying the Company's earn-out obligation.  In general, the decrease in finance expense, quarter over quarter, is a reflection of the lower interest rate on the Scotia Facility in contrast to the interest rates charged on the Knight and Bloom Burton notes in Q1 2015.
Cash interest paid in the quarter ended March 31, 2016 was $683,136.
Income tax recovery
For the quarter ended March 31, 2016, the Company recorded an income tax expense of $1,204,879 compared to an income tax recovery of $269,578 for the quarter ended March 31, 2015.  The expense experienced in the quarter is a reflection of taxable income generated in both Canada and the US.
Net and comprehensive income
For the quarter ended March 31, 2016, the Company recorded net and comprehensive income attributable to shareholders of the Company of $2,955,548 compared to a net and comprehensive income attributable to shareholders of $1,924,046 for the first quarter of 2015.  The increase in earnings compared to 2015 is reflective of anesthesia services' contribution to earnings and the finance income earned in the quarter, offset by tax expense in the quarter.
Net and comprehensive income attributable to non-controlling interest was $74,937 for the quarter ended March 31, 2016.

SUMMARY OF QUARTERLY RESULTS (Unaudited)
The following table sets forth certain unaudited consolidated statements of operations data expressed in thousands of United States dollars, except for per share figures, for each of the eight most recent quarters that, in management's opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2015.

(in 000's of US$, except EPS)	Q1 '16	Q4 '15	Q3 '15	Q2 '15	Q1 '15	Q4 '14		Q3 '14	Q2 '14
Anesthesia services revenue[1]	11,437	11,330	9,195	8,514	7,457	3,386	[1]	-	-
Product sales revenue	2,400	2,608	2,415	2,367	2,163	2,360		2,200	2,046
Total revenue	13,837	13,938	11,610	10,881	9,620	5,746		2,200	2,046
Operating expenses – adjusted[2]
Anesthesia services[2]	5,323	5,061	4,023	3,460	2,984	1,255		-	-
Product sales[2]	998	950	888	981	904	978		1,034	990
Corporate[2]	754	664	798	665	639	843		445	442
Total operating expenses – adjusted[2]	7,075	6,675	5,709	5,106	4,527	3,076		1,479	1,432
Operating EBITDA[3] - non-controlling interest[4]	848	465	142	-	-	-		-	-
Operating EBITDA[3] - shareholders of the Company	5,914	6,797	5,759	5,775	5,093	2,670		721	614
Operating EBITDA[3] - total	6,762	7,264	5,901	5,775	5,093	2,670		721	614
Operating income	3,946	4,673	2,285	3,154	3,320	1,285		630	501
Net finance (income) expense	(289)	5,914	1,013	4,492	1,665	1,623		-	-
Income tax expense (recovery)	1,204	(1,541)	(442)	(661)	(269)	(721)		210	174
Net income (loss)	3,031	299	1,714	(678)	1,924	383		420	327
Attributable to:
Shareholders of the Company	2,956	154	1,676	(678)	1,924	383		420	327
Non-controlling interest(4)	75	145	38	-	-	-		-	-

Operating EBITDA per share attributable to shareholders
Basic	0.083	0.096	0.083	0.083	0.083	0.056		0.015	0.013
Diluted	0.080	0.092	0.080	0.083	0.080	0.049		0.015	0.012
Earnings per share attributable to shareholders
Basic	0.041	0.002	0.024	(0.010)	0.031	0.008		0.009	0.007
Diluted	0.040	0.002	0.023	(0.010)	0.030	0.007		0.009	0.007

1
Anesthesia revenue in Q4 2014 represents 1 month of anesthesia activity. Anesthesia revenues are calculated assuming an allowance for doubtful accounts estimate of 10%.  The allowance for doubtful accounts estimate was revised to 6% in 2015.

2
Operating expenses - adjusted:  This is a non-IFRS measure defined as operating expenses before acquisition related expenses, stock based compensation, depreciation and related expenses, amortization and asset impairment charges.  Refer to the end of this document for the reconciliation of reported financial results to non-IFRS measures.

3
Operating EBITDA:  This is a non-IFRS measure defined as operating earnings before interest, taxes, depreciation and related expenses, amortization, stock based compensation, acquisition related corporate expenses and asset impairment charges. Refer to the end of this document for the reconciliation of reporting financial results to non-IFRS measures.

4	Non-controlling interest reflects the ownership interest of persons holding non-controlling interests in non-wholly owned subsidiaries of the Company.

LIQUIDITY AND CAPITAL RESOURCES
As at March 31, 2016, the Company had $6,697,256 in cash and cash equivalents compared to $3,572,344 at the end of 2015.  The increase in cash and equivalents is primarily a reflection of cash generated from operations.
Working capital was $6,814,354 compared to working capital of $3,272,075 at December 31, 2015.    The Company expects to meet its short-term obligations, including short-term obligations in respect of its notes payable through cash earned through operating activities.
The Company has financed its operations primarily from revenues generated from product and anesthesia services and through equity and debt financings. As of March 31, 2016, the Company has raised approximately $51 million from the sale and issuance of equity securities.  The Company also obtained debt financing of $52 million via senior and subordinated credit facilities with Crown, Bloom Burton and Knight in 2014 and entered into a revolving credit facility with the Bank of Nova Scotia for $33,000,000. There have been no changes in the Crown note or Scotia Facility since December 31, 2015.  The Company's outstanding credit facilities are described as follows:
Norrep Credit Opportunities Fund II, LP ("Crown Note")
On December 1, 2014, the Company entered into an agreement to borrow funds in the form of a subordinated note payable from Norrep Credit Opportunities Fund II, LP.  At inception, the original amount of the note payable was CAD$22,500,000 (USD$19,863,000).  The note bears interest at 12% per annum with a decrease to 10% upon repayment and performance in full of the Company's obligations under its senior credit agreement (see Scotia Facility).  Interest on the note is payable on a quarterly basis beginning March 31, 2015, with the payment of the principal scheduled for June 1, 2018, but prepayment without penalty is available to the Company as of December 1, 2017.
The Bank of Nova Scotia ("Scotia Facility")
On November 24, 2015, the Company entered into a credit facility with the Bank of Nova Scotia.  The facility, which has a maturity date of April 30, 2018, provides financing of up to $33,000,000.  As at March 31, 2016, the Company had drawn $16,000,000 on the facility.  The facility is repayable in full at maturity, with scheduled principal repayments on a quarterly basis beginning March 31, 2016 based upon the outstanding balance of the credit facility.  The facility is a revolving credit facility which the Company may terminate at any time without penalty.  The credit facility bears interest at a floating rate based on the US prime rate, LIBOR or bankers' acceptance rates plus an applicable margin.  At March 31, 2016, the interest rate on the facility was LIBOR plus 2.50%.  Commitment fees, legal fees directly related to the credit facility, and standby charges usual for borrowings of this nature were paid.  The Facility is secured by the assets of the Company.
The Company is required to maintain the following financial covenants in respect of the facility:
Financial Covenant	Required Ratio
Senior debt to EBITDA ratio	2.25:1.00
Total funded debt ratio	3.00:1.00
Fixed charge coverage ratio	1.30:1.00
As at March 31, 2016, the Company is in compliance with all debt covenants relating to the Crown Note and Scotia Facility.

Although the Company recorded net earnings for the current period and for the years ended December 31, 2015 and 2014, the Company has incurred historical losses, and as at March 31, 2016 had an accumulated deficit of $6,875,530. The Company expects that going forward cash from operating activities will be positive and will be sufficient to fund the current business.
Cash provided by operating activities for the quarter ended March 31, 2016 was $5,524,822 compared to $2,059,756 for the first quarter of 2015.
The Company's near-term cash requirements relate primarily to interest payments, quarterly principal payments in respect of the Scotia facility, operations, working capital and general corporate purposes, including acquisitions. Based on the current business plan, the Company believes cash and cash equivalents and the availability of its revolving credit facility will be sufficient to fund the Company's operating, debt repayment and capital requirements for at least the next 12 months.  The Company updates its forecasts on a regular basis and will consider additional financing sources as appropriate.
There were no significant changes in the Company's contractual commitments compared with those set forth in the Company's 2015 Management Discussion and Analysis, available on SEDAR at www.sedar.com
OUTSTANDING SHARE CAPITAL
As at March 31, 2016, there were 71,349,648 common shares issued and outstanding for a total of $51,362,703 in share capital.
As at March 31, 2016, there were 2,878,061 options outstanding at a weighted-average exercise price of $0.46 per share, of which 2,122,757 were exercisable into common shares at a weighted-average exercise price of $0.44 per share.  As at March 31, 2016, there were 1,494,000 share units issued and outstanding.
As at April 27, 2016 there were 71,449,648 common shares issued and outstanding for a total of $51,434,015 in share capital. There are 2,778,061 options outstanding at a weighted-average exercise price of $0.47 per share, of which 2,094,632 were exercisable into common shares at a weighted average price of $0.46 per share.  As at April 27, 2016, there were 1,494,000 share units issued and outstanding.
OFF BALANCE SHEET ARRANGEMENTS
The Company has no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations or financial condition.
PROPOSED TRANSACTIONS
As at March 31, 2016, the Board of Directors had not committed to proceed with any proposed asset or business acquisitions or dispositions that are not disclosed herein.

TRANSACTIONS WITH RELATED PARTIES
Balances and transactions between the Company and its wholly owned subsidiaries and entities over which the Company has control have been eliminated on consolidation.  There have been no changes to the Company's identification of related parties, as defined under IAS 24, Related Party Disclosures.
For the period ended March 31, 2016, the Company had related party transactions with key management personnel pertaining to the ordinary course of their employment or directorship arrangements.  In addition, the Company made product sales to companies owned or controlled by two of the Company's Directors.
DISCLOSURE CONTROLS AND PROCEDURES (DCP) AND INTERNAL CONTROLS OVER FINANCIAL REPORTING (ICFR)
The Company's disclosure controls and procedures are designed to provide reasonable assurance that material information required to be disclosed in the prescribed filings and reports filed with the Canadian securities regulatory authorities is recorded, processed, summarized and reported on a timely basis. The Company's controls are also designed to provide reasonable assurance that information required to be disclosed is assimilated and communicated to senior management in a timely manner so that appropriate decisions can be made regarding public disclosure.
Management has also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of financial statements in accordance with International Financial Reporting Standards. Management, including the Company's Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate ICFR, which has been developed based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO (2013)).
During the first quarter of 2016, there were no significant changes in the Company's internal controls over financial reporting that have materially affected or are reasonably likely to affect the Company's internal controls over financial reporting.
CRITICAL ACCOUNTING ESTIMATES
There were no significant changes to the Company's critical accounting estimates during the quarter ended March 31, 2016, except as noted below:
•
Management reviews its estimates related to the average revenue per unit of time collected for anesthesia services on an ongoing basis.  At March 31, 2016, the Company has updated the average revenue per unit based on historical data from operations.  This has served to increase revenue in the quarter ended March 31, 2016 by approximately $600,000.

CRH's critical accounting estimates are described in its MD&A for the year ended December 31, 2015, filed under the Company's profile on www.sedar.com.
FUTURE CHANGES IN ACCOUNTING POLICIES
All accounting standards effective for periods beginning on or after January 1, 2016 have been adopted by the Company.  New accounting pronouncements issued but not yet effective are described in note 3 to the annual consolidated financial statements for the year ended December 31, 2015.  There are no new standards issued subsequent to December 31, 2015 which are considered to have an impact on the Company.

FINANCIAL INSTRUMENTS
The Company's financial instruments consist of cash and cash equivalents, trade and other receivables, derivative assets, trade and other payables, employee benefit obligations, short term advances, notes payable and bank indebtedness, and the Company's earn-out obligation.  The fair values of these financial instruments, except the derivative asset, notes payable balances and the earn-out obligation, approximate carrying value because of their short-term nature. The earn-out obligation and derivative asset are classified as financial instruments recorded at fair value through earnings.  For all other debt balances, the fair value of these financial instruments approximates carrying value; the Scotia Facility is a floating rate instrument and due to the subordinate nature of the Crown Note, management has assessed that the carrying value of this fixed rate instrument reflects fair value.
Cash and cash equivalents and trade and other receivables are classified as loans and receivables, which are measured at amortized cost.  Trade and other payables, employee benefit obligations and short term advances are classified as other financial liabilities, which are measured at amortized cost.  Notes payable balances and bank indebtedness, excluding the earn-out obligation, are measured at amortized cost.
The Company's financial instruments are exposed to certain financial risks, including credit risk, liquidity risk and market risk.  There have been no significant changes to those risks impacting the Company since December 31, 2015, nor has there been a significant change in the composition of its financial instruments since December 31, 2015, except for the following.
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On January 21, 2016, the Company entered into a cross currency swap to mitigate foreign exchange exposure on its Canadian dollar denominated Crown Note. The Company accounts for the cross currency swap as a derivative financial instrument and has recorded the fair value of the instrument on the balance sheet at March 31, 2016 with changes in the fair value of the instrument recorded through earnings in the period; and

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The Company uses a probability weighted valuation technique in calculating the fair value of the earn-out obligation.  This valuation technique included inputs relating to estimated cash outflows under the arrangement and the use of a discount rate appropriate to the Company.  The Company evaluates the inputs into the probability weighted valuation technique at each reporting period.  During the three months ended March 31, 2016, the Company revised its assumptions underlying the discount rate used in the calculation of the fair value of the earn-out obligation to account for changes in the underlying credit risk of the Company.  The downward adjustment of the discount rate from 4.42% at December 31, 2015 to 3.86% at March 31, 2016 resulted in an increase of $179,104 to the fair value of the earn-out obligation.  The impact of this adjustment was recorded through finance expense in the period.

NON-IFRS MEASUREMENTS
The following are non-IFRS measures and investors are cautioned not to place undue reliance on them and are urged to read all IFRS accounting disclosures present in the condensed consolidated interim financial statements and accompanying notes for the three months ended March 31, 2016 and consolidated financial statements and accompanying notes for the year ended December 31, 2015.
The Company uses certain non-IFRS financial measures as supplemental indicators of its financial and operating performance. These non-IFRS financial measures include Operating EBITDA and Operating expenses - adjusted. The Company believes these supplementary financial measures reflect the Company's ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in its business. These non-IFRS measures do not have any standardized meaning prescribed under IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.
The Company defines Operating EBITDA as operating earnings before interest, taxes, depreciation and related expenses, amortization, stock based compensation, acquisition related expenses and asset impairment charges.  Operating EBITDA is presented on a basis consistent with the Company's internal management reports. The Company discloses Operating EBITDA to capture the profitability of its business before the impact of items not considered in management's evaluation of operating unit performance.
The Company defines Operating expenses - adjusted as operating expenses before acquisition related expenses, stock based compensation, depreciation and related expenses, amortization and asset impairment charges.  Operating expenses - adjusted is presented on a basis consistent with the Company's internal management reports.
The non-IFRS measures are reconciled to reported IFRS figures in the tables below:

Operating EBITDA
For the three months ended	2016	2015				2014
(USD in thousands)	Mar	Dec	Sep	Jun	Mar	Dec	Sep	Jun	Mar
Operating EBITDA attributable to:
Shareholders of the Company	5,914	6,797	5,758	5,775	5,093	2,670	721	614	691
Non-controlling interest	848	465	142	-	-	-	-	-	-
Total Operating EBITDA	6,762	7,263	5,900	5,775	5,093	2,670	721	614	691
Amortization expense	(2,475)	(2,188)	(1,745)	(1,459)	(1,402)	(458)	-	-	-
Depreciation and related expense	(15)	(18)	(17)	(17)	(12)	(13)	(10)	(12)	(18)
Stock based compensation	(264)	(261)	(1,001)	(1,145)	(343)	(69)	(82)	(101)	(110)
Acquisition expenses	(62)	(123)	(221)	-	(16)	(845)	-	-	-
Impairment of inventory	-	-	(241)	-	-	-	-	-	-
Impairment of intangible assets	-	-	(390)	-	-	-	-	-	-
Operating income	3,946	4,673	2,285	3,154	3,320	1,285	629	501	563
Operating expenses - adjusted
For the three months ended	2016	2015				2014
(USD in thousands)	Mar	Dec	Sep	Jun	Mar	Dec	Sep	Jun	Mar

Anesthesia services operating expense – adjusted	5,323	5,061	4,023	3,460	2,984	1,255	-	-	-
Amortization expense	2,475	2,188	1,745	1,459	1,403	458	-	-	-
Depreciation and related expense	2	4	3	2	-	-	-	-	-
Stock based compensation	17	12	13	10	2	-	-	-	-
Acquisition expenses	62	123	221	-	-	-	-	-	-
Impairment of intangible assets	-	-	390	-	-	-	-	-	-
Anesthesia services expense	7,879	7,389	6,395	4,931	4,389	1,713	-	-	-

Product sales operating expense – adjusted	998	950	888	981	904	978	1,034	990	867
Amortization expense	-	-	-	-	-	-	-	-	-
Depreciation and related expense	1	1	1	1	1	1	-	1	7
Stock based compensation	84	81	106	80	136	22	19	21	31
Impairment of inventory	-	-	241	-	-	-	-	-	-
Product sales expense	1,083	1,031	1,236	1,062	1,041	1,001	1,053	1,012	905

Corporate operating expenses – adjusted	754	664	798	665	638	843	445	442	434
Amortization expense	-	-	-	-	-	-	-	-	-
Depreciation and related expense	13	14	14	14	11	12	10	11	11
Stock based compensation	162	167	882	1,056	205	47	63	80	79
Acquisition expenses	-	-	-	-	16	845	-	-	-
Corporate expense	929	845	1,694	1,735	870	1,747	518	533	524

Total operating expense – adjusted	7,075	6,675	5,709	5,106	4,527	3,076	1,479	1,432	1,301
Total operating expense	9,891	9,265	9,325	7,728	6,300	4,461	1,571	1,545	1,429